EXHIBIT 12.1






                      JOHNSON & JOHNSON AND SUBSIDIARIES

       STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (Dollars in Millions)



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
                                        Fiscal Quarter
                                            Ended                                  Fiscal Year Ended
                                        --------------    -------------------------------------------------------------------------

                                         October 3,        January 3,     December 28,    December 29,  December 31,     January 1,
                                            1999            1999 (2)         1997            1996          1995             1995
                                        --------------    --------------  -------------- -------------  -----------     -----------
Determination of Earnings:
  Earnings Before Provision for
    Taxes on Income.....................   $  1,511        $  4,269       $  4,576        $  4,033      $  3,317         $  2,681
  Fixed Charges.........................         62             190            198             204           219              234
                                           --------        --------       --------        ---------     --------         ---------
    Total Earnings as Defined...........   $  1,573        $  4,459       $  4,774        $  4,237      $  3,536         $  2,915
                                           ========        ========       ========        ========      ========         =========
Fixed Charges and  Other:
  Rents.................................         20              80             78              79            76               92
  Interests.............................         42             110            120             125           143              142
                                           --------        --------       --------        ---------     --------         ---------
        Fixed Charges...................         62             190            198             204           219              234
  Capitalized Interest..................         20              71             40              55            70               44
                                           --------        --------       ---------       ----------    --------          ---------
        Total Fixed Charges.............   $     82        $    261       $    238        $    259      $    289          $   278
                                           ========        ========       ========        ==========    ========          ========
Ratio of Earnings to Fixed Charges......

                                              19.18           17.08          20.06           16.36         12.24             10.49
                                           ========        ========       =========       ==========    ========         =========

---------------

(1) The ratio of earnings to fixed charges represents the historical ratio of Johnson & Johnson and is calculated on a total enterprise basis. The ratio is computed by dividing the sum of earnings before provision for taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

(2) 1998 earnings include charges related to restructuring of $613 million and in-process research and development charges, relating primarily to the DePuy acquisition, of $164 million. Excluding the effect of these charges, the ratio of earnings to fixed charges would have been 20.06.

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